M

LAUNCHING NOW

ANDY WARHOL



For the first time in nearly 4 years, we're offering an example of Warhol's famous *Flowers* series.

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Top-Selling Artist

$5 BILLION IN CAREER SALES

Over his auction career, Andy Warhol has totaled more than $5 billion in auction sales, making him one of the top-selling artists of all time (second only to Picasso at auction).



Andy Warhol, $, 1982, Polymer paint, 61x76.2 cm,

Surpassing Market Highs

MOST EXPENSIVE AMERICAN ARTIST

In 2022, Warhol's painting Shot Sage Blue Marilyn sold for $195 million at Christie's, taking the throne as the most expensive painting ever made by an American artist at auction.



LOT 36A
USD 170,000,000
EUR 161,534,000
GBP 138,669,000
CHF 168,334,000
JPY 22,258,083,000
HKD 1,328,669,000
CNY 1,131,061,000
CHRISTIE'S
ANDY
WARHOL
Shot Sage Blue Marilyn
1964
Final Sale Price (2022):
$195,040,000

Museum-Approved Style

SIMILAR WORKS ARE IN THE MET

Similar Flower works on canvas are in the permanent collection of the Metropolitan Museum of Art, signaling a level of prestige for this style.


THE MET

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Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Shot Sage Blue Marilyn by Andy Warhol not included in set of similar sales to live offering (Masterworks 531). Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Museums referenced are not investors in Masterworks offerings. Their affiliation with artists is not an endorsement of Masterworks. Use of names and brands for identification purposes only.

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